SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 1-36764

A.	Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015 and

For the Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

and Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 28, 2017

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
ASSETS
Investments, at fair value	$40,985,643	$40,450,904
Loans receivable from participants	1,528,362	1,678,613
Receivable for securities sold	—	74,922
Investment income receivable	6,554	5,866
Contributions receivable
Contributions receivable - Participants	12,236	15,421
Company, net of forfeitures	661,738	859,248

Net assets available for benefits	$43,194,533	$43,084,974

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year December 31, 2016

2016
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$834,548
Dividend and interest income	948,641

Net investment income	1,783,189
Interest income on loans receivable from participants	68,106
Contributions
Participants	1,324,449
Company, net of forfeitures	958,915

Total contributions	2,283,364

Total additions	4,134,659

DEDUCTIONS FROM NET ASSETS
Distributions to participants	4,043,082
Administrative expenses	(17,982)

Total deductions from net assets	4,025,100

Net increase in net assets available for benefits	109,559
Net assets available for benefits
Beginning of year	43,084,974

End of year	$43,194,533

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.

The Plan is administered by the Company’s Plan administrator (Head of Benefits Americas Region). Northern Trust (the Custodian) is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee.

Aon Hewitt is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.

General

The Plan, a defined contribution plan, covers employees of UBS Financial Services Incorporated of Puerto Rico (the Company or Plan sponsor) and any of its subsidiaries or affiliates, which have adopted the Plan, and are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBS Financial Services), which is a wholly owned subsidiary of UBS Americas Inc., which, in turn, is a subsidiary of UBS Americas Holding LLC which is a wholly owned subsidiary of UBS Group AG (UBS). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

An employee is eligible to participate in the Plan on the first day of service performed for the Company.

The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS 401(k) Plan.

The Plan invests in mutual funds, common collective trust funds, money market funds, the UBS Company Stock Fund (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

Effective December 1, 2015 the Plan was amended and restated effective January 1, 2016 for the following:

•	The Company’s Plan administrator (Head of Benefits Americas Region) has the authority to make any amendment to the Plan which (i) makes changes as required by applicable law; (ii) adopts technical or clarifying amendments; or (iii) does not in any significant respect increase benefits or cost to the Company

•	To impose a 20% cap on the amount of employee and employer contributions that may be allocated to the Common Stock Fund (as defined in the Plan) and to impose a 20% cap on the amount of any reallocation/transfer that may be allocated to the Common Stock Fund (as defined in the Plan)

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses that may be paid by the Plan include recordkeeping, trustee, legal, audit, and investment consulting. Expenses relating to the Plan’s investments (investment management fees and commissions) are charged to the specific investment fund to which the expense relates.

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the Internal Revenue Code for a New Puerto Rico (the Code). Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $265,000 for 2016. Pre-tax contributions are limited by the Code to $15,000 for 2016. Participants who have attained age 50 on or before December 31, 2016, were limited to pre-tax contributions of $16,500 for 2016. These limits are subject to change in future years to be consistent with limitations imposed by the Code.

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% of his/her eligible compensation for 2016. After-tax contributions may be considered in determining the Company’s matching contribution.

Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre- and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. The Company’s match is calculated by multiplying each participant’s pre-tax and after-tax contributions (up to 4% of eligible compensation) by 75%, and is limited to $3,000. Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax and after-tax contribution elections. For plan year 2016, all participants regardless of their earnings were eligible to receive the Company match.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contributions.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre- and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company contributions are invested in the target year life cycle funds, the default investment option.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). Both accounts are managed by the employee as a single account. Only one asset allocation can be selected for both accounts. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Participants can make separate investment elections for their future pre- and after-tax contributions (directed to the Employee Account) and for their employer contributions (directed to the Company Account).

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. For the year ended December 31, 2016, total forfeitures of $20,232 were used to reduce the Company contributions. Unallocated forfeited balances as of December 31, 2016 and 2015 were $7,272.63 and $7,002, respectively.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum amount or in installments over a period of up to 10 years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.25% for the years ended December 31, 2016 and 2015.

Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Custodian shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payments of Benefits

Benefits to participants are recorded when paid.

Loans Receivable from Participants

Loans receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management adopted the provisions of this ASU effective January 1, 2016, which had no impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient — consensuses of the FASB Emerging Issues Task Force (alternatively, “ASU 2015 – 12”). This is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the EITF, (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts (“FBRICs”), (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan. Management adopted the provisions of this ASU effective January 1, 2016, as such, (1) Part I had no impact on the Plan’s financial statements, (2) the disclosures in Part II for the individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated and (3) Part III had no impact on the Plan’s financial statements.

NOTE 3	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	FAIR VALUE MEASUREMENT (continued)

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2016 and 2015.

At December 31, 2016, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$18,065,074	—	—	$18,065,074
Self-directed brokerage accounts	12,531,722	—	—	12,531,722
UBS Stock Fund	2,883,092	—	—	2,883,092

	$33,479,888	$—	$—	$33,479,888

Investments measured at NAV:

Money market funds(a)	$7,505,755
Total investments at fair value	$40,985,643

At December 31, 2015, the investments held by the Plan within the fair value hierarchy are as follows:

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	FAIR VALUE MEASUREMENT (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$17,930,172	—	—	$17,930,172
Self-directed brokerage accounts	12,669,007	—	—	12,669,007
UBS Stock Fund	3,570,375	—	—	3,570,375

	$34,169,554	$—	$—	$34,169,554

Investments measured at NAV:

Money market funds(a)	$6,281,350
Total investments at fair value	$40,450,904

(a)	Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

NOTE 4	RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5	RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of UBS Group AG. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Custodian. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $161,379 from UBS Group AG for 2016.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

The UBS mutual funds’ investment advisor, administrator, and distributor is UBS Asset Management (Americas) LP, a wholly owned subsidiary of UBS Americas Inc. UBS AM earns management fees from the UBS AM Funds offered in the self-directed window and the UBS Select Money Market Fund, which is offered in one of the core funds. These fees were paid by the participants.

NOTE 6	TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011, by the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 108.01. Subsequent to this determination by the Treasury, the Plan was amended and restated effective January 1, 2011, to include all separate and subsequent amendments (through 2013) and conform to the qualification requirements of the Puerto Rico Code. On April 10, 2014, UBS filed for qualified plan status approval with the Treasury. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. On August 25, 2015, the Plan received a favorable determination letter from the Puerto Rico department of Treasury. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 6	TAX STATUS (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7	SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan’s financial statements are available to be issued.

The Plan was amended effective January 1, 2017 to include auto enrollment of 3% of eligible compensation. Participants have up to 90 days (from date of employment) to enroll in the plan or opt out and not contribute. If the participant does not opt out or enroll within 90 days of employment they will be automatically set up to contribute 3% of their eligible compensation via payroll deductions. The funds will be invested in the age appropriate Target Retirement Fund (the Plans Qualified Default Investment Alternative). In addition, the match formula was changed to $1 for $1 up to 6% of eligible contributions with an annual cap of $3,000 per participant.

SUPPLEMENTAL SCHEDULE

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

EIN: 13-3074649

Plan #: 003

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment and Interest Rate	Share/Par Value	Current Value
VANGUARD 500 INDEX ADMIRAL SHARES	Mutual funds	16,169	3,340,012
VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD	Mutual funds	105,601	3,083,555
VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD	Mutual funds	69,608	1,967,132
VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD	Mutual funds	40,973	1,237,800
PIMCO FDS PAC INVT MGMT SER TOTAL RETURN FD INSTL CL	Mutual funds	103,868	1,041,803
ADVISORS INNER CIRCLE FD CAMBIAR OPPTY FD INSTL CL	Mutual funds	41,991	990,567
STATE STR INSTL FDS PREMIER GROWTH EQUITY FD INV	Mutual funds	74,497	946,859
VANGUARD TARGET RET FD 2035	Mutual funds	39,597	702,444
VANGUARD BD INDEX FDS TOTAL BD MKT INDEX FD ADMIRAL SHS #584	Mutual funds	56,658	603,407
VANGUARD TARGET RET FD 2025 #304	Mutual funds	30,895	505,137
VANGUARD CHESTER FDS TARGET RETIREMENT 2010 FD	Mutual funds	19,834	502,601
VANGUARD TARGET RET FD 2015 #303	Mutual funds	33,907	491,990
VANGUARD INDEX TRUST EXTENDED MKTS INDEX FD ADMIRAL SHS	Mutual funds	5,893	428,512
VANGUARD TARGET RET FD 2045 #306	Mutual funds	21,612	408,249
VANGUARD STAR FD VANGUARD TOTAL INTLSTOCK INDEX FD ADMIRAL SHS	Mutual funds	13,771	339,182
VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD	Mutual funds	10,120	307,545
LAUDUS TR MONDRIAN INTL EQTY FD INSTL SHS	Mutual funds	34,806	198,392
ARTISAN FDS INC INTL FD INSTL SHS	Mutual funds	6,980	179,733
OPPENHEIMER DEVELOPING MKTS FDS CL I	Mutual funds	5,309	169,692
*UBS SMALL CAP GROWTH CL P	Mutual funds	5,240	110,205
VANGUARD TARGET RET INC FD 308	Mutual funds	8,560	109,651
AMG FDS TIMESSQUARE SMALL CAP GROWTHFD CL Z	Mutual funds	6,151	97,430
1ST EAGLE SOGEN GLOBAL FDS CL I	Mutual funds	1,706	92,968
PACIFIC FDS SER TR SMALL-CAP VALUE PACIFIC FUNDS S/CVALUE-INS	Mutual funds	7,420	86,445
PIMCO FDS PAC INVT MGMT SER ALL AST FD INSTL CL 722005626	Mutual funds	4,732	52,767
VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD	Mutual funds	852	24,736
LOOMIS SAYLES INVT TR FORMERLY LOOMIS S	Mutual funds	1,438	22,061
*UBS GLOBAL ALLOCATION CL P	Mutual funds	1,236	13,332
VANGUARD TARGET RETIREMENT 2055 FUND	Mutual funds	330	10,867

			18,065,074
NTGI COLLECTIVE GOVERNMENT STIF REG	Money market funds	7,505,755	7,505,755
UBS PUERTO RICO SDA ASSET	Self Directed Brokerage Accounts	—	12,531,722
*UBS GROUP AG COMMON STOCK	UBS stock fund	183,988	2,883,092
Total investments at fair value			40,985,643

*Participant loans	5.25% to 10.25%		1,528,362
*	Party-in-interest
Note: Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

/s/ Michael O’Connor
Name:	Michael O’Connor
Title:	Plan Administrator

Date: June 28, 2017